OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 5 )

Delphi Corporation
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
247126105
(CUSIP Number)
Patrick H. Daugherty
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 11, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	247126105	Page	2	of	10

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Highland Capital Management, L.P., a Delaware limited partnership 75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		35,270,973

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,375,942

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		35,270,973

WITH	10	SHARED DISPOSITIVE POWER:

		3,375,942

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	38,646,915

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.88%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN, IA

CUSIP No.	247126105	Page	3	of	10

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Strand Advisors, Inc., a Delaware corporation 95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		35,270,973

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,375,942

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		35,270,973

WITH	10	SHARED DISPOSITIVE POWER:

		3,375,942

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	38,646,915

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.88%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO, HC

CUSIP No.	247126105	Page	4	of	10

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	James D. Dondero

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		40,365,473

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,575,942

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		40,365,473

WITH	10	SHARED DISPOSITIVE POWER:

		3,575,942

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	43,941,415

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.82%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN, HC

CUSIP No.	247126105	Page	5	of	10

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Highland Credit Strategies Fund, a Delaware trust (1) 20-4948762

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,338,938

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,338,938

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,338,938

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.42%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
(1) The Reporting Persons may be deemed to be the beneficial owners of the shares of the Issuer’s Common Stock beneficially owned by the other Reporting Persons. However, with respect to the matters described herein, no other Reporting Person may bind, obligate or take any action, directly or indirectly, on behalf of Highland Credit Strategies Fund. Therefore, Highland Credit Strategies Fund expressly disclaims membership in a group with the other Reporting Persons.

CUSIP No.	247126105	Page	6	of	10

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Highland Multi-Strategy Onshore Master SubFund, L.L.C., a Delaware limited liability company 20-5237162

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,037,004

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,037,004

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,037,004

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.18%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	247126105	Page	7	of	10

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Highland Multi-Strategy Master Fund, L.P., a Bermuda limited partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,037,004

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,037,004

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,037,004

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.18%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN, HC

     This Amendment No. 5 to Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Delphi Corporation, a Delaware corporation (the “Issuer”), and is being filed on behalf of (i) Highland Capital Management L.P., a Delaware limited partnership (“Highland Capital”); (ii) Strand Advisors, Inc., a Delaware corporation (“Strand”); (iii) James D. Dondero; (iv) Highland Credit Strategies Fund, a Delaware trust (“HCF”); (v) Highland Multi-Strategy Onshore Master SubFund, L.L.C., a Delaware limited liability company (“SubFund”); and (vi) Highland Multi-Strategy Master Fund, L.P., a Bermuda limited partnership (“MasterFund” and, collectively, the “Reporting Persons”), to amend the Schedule 13D that was originally filed with the Securities and Exchange Commission (the “Commission”) on December 22, 2006 (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on January 5, 2007 (the “13D First Amendment”), as amended by Amendment No. 2 to Schedule 13D filed with the Commission on January 12, 2007 (the “13D Second Amendment”), as amended by Amendment No. 3 to Schedule 13D filed with the Commission on April 20, 2007 (the “13D Third Amendment”), as amended by Amendment No. 4 to Schedule 13D filed with the Commission on May 31, 2007 (the “13D Fourth Amendment” and collectively, the “Highland 13D”).
     Except as set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Highland 13D.
Item 4. Purpose of Transaction.
     Item 4 is supplemented as follows:
     On June 11, 2007, Highland Capital entered into an Amended and Restated Confidential Information, Standstill and Nondisclosure Agreement with the Issuer, a copy of which is attached hereto as Exhibit 9 (the “Restated Confidentiality Agreement”) and incorporated by reference herein. The description of the Restated Confidentiality Agreement contained herein is qualified in its entirety by reference to the Restated Confidentiality Agreement.
     Pursuant to the terms of the Restated Confidentiality Agreement, the Issuer may provide Highland Capital with certain non-public, confidential and/or proprietary information pertaining to the Issuer which is reasonably necessary in order for Highland Capital to evaluate possible negotiated business arrangements between Highland Capital and the Issuer involving the Issuer’s reorganization case under chapter 11 of the Bankruptcy Code and in which Highland Capital would be the lead investor (each, a “Highland Transaction”). Subject to customary exceptions, Highland Capital agrees to keep the Evaluation Material (as defined in the Restated Confidentiality Agreement) strictly confidential. Prior to the Release Date (as defined in the Restated Confidentiality Agreement), unless otherwise agreed to by the Issuer in writing, Highland Capital agrees to engage in discussions and negotiate exclusively with the Issuer and its legal and financial advisors with respect to a Highland Transaction. In addition, in accordance with the Restated Confidentiality Agreement, Highland Capital has agreed not to take certain other actions, as more fully described in the Restated Confidentiality Agreement.
     Representatives of Highland Capital recently met with representatives of the Issuer and General Motors to discuss various issues and alternatives relating to a Highland Transaction. Highland Capital anticipates that Highland Capital will have additional meetings and discussions with and through the Issuer and others with respect to alternatives relating to a Highland Transaction and may make plans or proposals relating to a Highland Transaction. No assurance can be given that any Highland Transaction or other possible negotiated business arrangement involving the Issuer will be planned or proposed, or if planned or proposed, consummated.
     The Reporting Persons may be deemed to be a “group” (within the meaning of Section 13(d) of the Securities Exchange Act of 1934), but the Reporting Persons expressly disclaim such group membership. Without limiting the generality of the foregoing, none of the Reporting Persons may bind, obligate or take any action, directly or indirectly, on behalf of HCF with respect to the matters described herein, and HCF expressly disclaims any intention to take any action with the other Reporting Persons with respect to the Shares or its investment herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 is hereby supplemented as follows:
     On June 11, 2007, Highland Capital and the Issuer entered into the Restated Confidentiality Agreement, a copy of which is attached hereto as Exhibit 9.
Item 7. Material to be Filed as Exhibits.
     Item 7 is hereby supplemented as follows:

Exhibit 9	Amended and Restated Confidential Information, Standstill and Nondisclosure Agreement, dated June 11, 2007, between Highland Capital Management, L.P. and Delphi Corporation

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 13, 2007

Highland Credit Strategies Fund
By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

Highland Capital Management, L.P. By: Strand Advisors, Inc., its general partner
By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

Strand Advisors, Inc.
By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

James Dondero
/s/ James Dondero

Highland Multi-Strategy Onshore Master SubFund, L.L.C.

By:	Highland Multi-Strategy Master Fund, L.P., its managing member
By:	Highland Multi-Strategy Fund GP, L.P., its general partner
By:	Highland Multi-Strategy Fund GP, L.L.C., its general partner
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

Highland Multi-Strategy Master Fund, L.P.

By:	Highland Multi-Strategy Fund GP, L.P., its general partner
By:	Highland Multi-Strategy Fund GP, L.L.C., its general partner
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

EXHIBITS

Exhibit 1	Letter from Highland Capital Management, L.P., dated December 21, 2006, to the Board of Directors of Delphi Corporation (Exhibit 1 to Schedule 13D filed with the Securities and Exchange Commission on December 22, 2006 and incorporated by reference herein).

Exhibit 2	Joint Filing Agreement, dated as of December 22, 2006, by and between the Reporting Persons (Exhibit 2 to Schedule 13D filed with the Securities and Exchange Commission on December 22, 2006 and incorporated by reference herein).

Exhibit 3	Letter from Highland Capital Management, L.P., dated December 29, 2006, to the Board of Directors of Delphi Corporation (Exhibit 3 to Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on January 5, 2007 and incorporated by reference herein).

Exhibit 4	Letter from Highland Capital Management, L.P., dated January 9, 2007, to the Board of Directors of Delphi Corporation (Exhibit 4 to Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on January 12, 2007 and incorporated by reference herein).

Exhibit 5	Letter from Highland Capital Management, L.P., dated April 18, 2007, to the Board of Directors of Delphi Corporation (Exhibit 5 to Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on April 20, 2007 and incorporated by reference herein).

Exhibit 6	Letter from Highland Capital Management, L.P., dated April 19, 2007, to David M. Sherbin, Vice President, General Counsel and Chief Compliance Officer of Delphi Corporation (Exhibit 6 to Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on April 20, 2007 and incorporated by reference herein).

Exhibit 7	Confidential Information, Standstill and Nondisclosure Agreement, dated May 25, 2007, between Highland Capital Management, L.P. and Delphi Corp. (Exhibit 7 to Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on May 31, 2007 and incorporated by reference herein).

Exhibit 8	Diligence Protocol Agreement, dated May 25, 2007, by and between Pardus European Special Opportunities Master Fund L.P., Highland Capital Management, L.P. and Brandes Investment Partners, L.P. (Exhibit 8 to Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on May 31, 2007 and incorporated by reference herein).

Exhibit 9	Amended and Restated Confidential Information, Standstill and Nondisclosure Agreement, dated June 11, 2007, between Highland Capital Management, L.P. and Delphi Corporation (filed herewith)